Exhibit 99.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)
Suite 1430, 800 West Pender Street
Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change March 2, 2022

Item 3:	News Release

A news release was disseminated on March 2, 2022 through Canada Newswire and a copy was subsequently filed on SEDAR, and EDGAR.

Item 4:	Summary of Material Change

New Found Gold Corp. (“New Found” or the “Company”) announced assay results from 17 diamond drill holes targeting expansion of the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 845-535-1486 or croberts@newfoundgold.ca.

Item 9:	Date of Report

March 2, 2022

Schedule "A"

NEW FOUND INTERCEPTS 47.82 G/T AU OVER 9.75M AT KEATS MAIN,
EXTENDS HIGH-GRADE ZONE TO SURFACE WITH INTERVAL OF 55.61 G/T
AU OVER 3.20M

Vancouver, BC, March 2, 2022 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from 17 diamond drill holes targeting expansion of the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Keats Drill Result Highlights

•	Highlight intervals from this drilling are summarized below. Additional results are provided in Table 2.

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-256A	127.15	129.40	2.25	15.07	Keats Main
And	157.00	166.75	9.75	47.82
Including	158.00	161.65	3.65	125.49
NFGC-21-306	113.85	117.00	3.15	10.66	Keats Main
NFGC-21-376	191.00	193.05	2.05	13.65	Keats Main
NFGC-21-385	69.60	72.80	3.20	55.61	Keats Main

Table 1: Highlight results from the Keats Zone

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The interval of 47.82 g/t Au over 9.75m in NFGC-21-256A provides further definition of a south- plunging zone of significant thickening of high-grade gold mineralization within the Keats-Baseline Fault interpreted to be hosted in a zone of dilation (Figures 1 and 2).

•	The intercept of 55.61 g/t Au over 3.20m in NFGC-21-385 is shallow - at approximately 45m vertical depth - and is located approximately 425m south-west of where the south-plunging dilation zone is projected to subcrop at surface beneath a thin blanket of glacial till. This high-grade interval is approximately 200m vertically above the dilation zone on this section line clearly demonstrating the significant extension of high-grade gold outside the dilation zone and towards surface within the Keats-Baseline Fault.

•	Similarly, the intercept of 10.66 g/t Au over 3.15m in NFGC-21-306 is approximately 75m up-dip of intervals interpreted to be in the dilation zone including NFGC-21-104 which returned 29.10 g/t Au over 11.4m (previously reported, see March 1, 2021, news release).

Figure 1: Left: Photo of mineralization from NFGC-21-256A approximately 161.2 m down hole depth and Right: NFGC-21-285 approximately 70.28m down hole depth^

^Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-256A and NFGC-21-385

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Greg Matheson P.Geo., Chief Operating Officer for New Found, stated: “These impressive high-grade drill intervals at Keats continue to extend and add definition to the Keats discovery. The intercept of high-grade near surface (45m depth) gold mineralization at a location over 400m south-west from where the thickened dilation zone of high-grade gold is projected to reach surface further demonstrates the broader extent of high-grade gold mineralization hosted within the Keats-Baseline Fault. At Keats, high-grade gold mineralization has now been intercepted in drilling over approximately 800m of strike and from surface to nearly 400m of vertical depth. The three drills operating at Keats continue to step out in all directions. As an orogenic gold system there is good potential to extend this system to multiples of the depth tested so far, and our ongoing drilling will continue to chase this high-grade zone to depth.”

NFGC-21-251
137.49 g/t Au over 2.00m
NFGC-21-376
13.65 g/t Au over 2.05m
NFGC-21-306
10.66 g/t Au over 3.15m
WSW
ENE
NFGC-21-385
55.61 g/t Au over 3.20m
OPEN
OPEN
-100m
-200m
-300m
-400m
NFGC-21-310
104.59 g/t Au over 2.20m
NFGC-21-407
56.69 g/t Au over 2.45m
NFGC-21-238
88.53 g/t Au over 3.35m
NFGC-21-413A
28.20 g/t Au over 4.50m
including 41.02 g/t Au over 2.95m
NFGC-21-256A
15.07 g/t Au over 2.25m
47.82 g/t Au over 9.75m
including 125.49 g/t Au over 3.65m
NFGC-21-257
16.04 g/t Au over 6.50m
including 24.12 g/t Au over 3.05m
OPEN
LEGEND
NFGC DDH Intercept (g/t Au)
< 1 g/t Au
1-3 g/t Au
3-10 g/t Au
>10 g/t Au
Result Pending
Drilled Area With Assay
Drilled Area Assay Pending
Overburden
Current Assays Reported
Previously Reported Assays
0m
100m
200m
300m
400m
500m
600m
700m
800m
900m
1000m
1200m
TCH
KEATS SOUTH
KEATS
KEATS NORTH
GOLDEN JOINT
DOME
LOTTO

Figure 2. Keats Main Zone long-section

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 3. Keats Zone plan view map

Drillhole Details

Recent reinterpretation of previously reported Footwall Zone intercepts 88.53 g/t Au over 3.35m in NFGC-21-238 (see October 13, 202,1 news release), 56.69 g/t Au over 2.45m in NFGC-21-407 (see January 13, 2022, news release) and 28.20 g/t Au over 4.50m in NFGC-21-413A (see January 26, 2022, news release) suggest these may occur within an area of the Keats Main Zone that has been offset by an east-west trending fault zone. The Keats long section has been updated to reflect this change in interpretation (Figure 2).

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-151	47.00	49.45	2.45	1.44	Keats Main
And	54.00	56.00	2.00	6.20
NFGC-21-248A	39.30	43.20	3.90	1.15	Keats HW
And	No Significant Values				Keats Main
NFGC-21-251	10.90	13.45	2.55	1.78	Keats HW
And	174.50	176.55	2.05	1.20	Keats Main
And	177.30	179.40	2.10	1.04
And	186.00	188.00	2.00	1.38
And	206.00	210.25	4.25	3.74
Including	207.85	210.25	2.40	5.42
And	221.50	224.00	2.50	1.30
And 2	227.00	229.00	2.00	137.49
NFGC-21-256A	127.15	129.40	2.25	15.07	Keats Main
And	143.00	145.10	2.10	1.43
And	157.00	166.75	9.75	47.82
Including	158.00	161.65	3.65	125.49
And	170.80	173.00	2.20	1.13
NFGC-21-257	8.35	11.00	2.65	1.11	Keats HW
And	11.85	16.10	4.25	1.77
And[2]	62.30	65.00	2.70	9.18
And	176.40	179.00	2.60	1.83	Keats Main
And[2]	229.50	236.00	6.50	16.04
Including[2]	229.50	232.55	3.05	24.12
NFGC-21-282	99.85	101.85	2.00	1.81	Keats Main
And	106.45	111.00	4.55	2.68
Including	106.45	108.60	2.15	4.37
NFGC-21-305	124.70	126.70	2.00	1.49	Keats HW
And	236.40	238.50	2.10	3.90	Keats Main
NFGC-21-306	68.30	70.45	2.15	1.70	Keats Main
And	113.85	117.00	3.15	10.66
And	120.75	123.00	2.25	1.89
NFGC-21-310	164.00	166.00	2.00	1.33	Keats HW
And[2]	279.25	281.45	2.20	104.59	Keats Main
NFGC-21-315	302.70	307.50	4.80	1.16	Keats Main
NFGC-21-337	215.00	218.80	3.80	2.28	Keats Main
And	227.70	230.00	2.30	1.15
NFGC-21-361	82.50	85.30	2.80	1.07	Keats Main
And	87.25	89.25	2.00	1.29
NFGC-21-376	178.65	180.65	2.00	1.65	Keats Main
And	191.00	193.05	2.05	13.65
And	196.00	198.15	2.15	2.46
NFGC-21-380	96.40	98.75	2.35	1.39	Keats HW
And	158.20	160.25	2.05	8.54	Keats Main
And	175.30	177.95	2.65	1.14
And	234.30	236.50	2.20	1.12
NFGC-21-384	213.25	216.50	3.25	1.47	Keats Main
And	219.00	221.00	2.00	1.01
And	238.90	243.00	4.10	1.82
And	265.00	267.00	2.00	1.22
NFGC-21-385	69.60	72.80	3.20	55.61	Keats Main
NFGC-21-400	No Significant Values				Keats Main

Table 2: Summary of results reported in this release for Keats Zone

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.2Assays have been previously reported.

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-151	300	-45	203	658031	5427399
NFGC-21-248A	117	-75	372	657930	5427271
NFGC-21-251	118	-75	334	657951	5427310
NFGC-21-256A	299	-46	257	658197	5427374
NFGC-21-257	118	-78	346	657951	5427310
NFGC-21-282	299	-46	222	658287	5427481
NFGC-21-305	299	-46	321	658081	5427225
NFGC-21-306	299	-46	179	658100	5427358
NFGC-21-310	300	-45	386	658112	5427179
NFGC-21-315	300	-45	428	658111	5427150
NFGC-21-337	299	-46	266	658059	5427238
NFGC-21-361	299	-46	218	658055	5427326
NFGC-21-376	120	-72	351	657972	5427337
NFGC-21-380	300	-45	308	657965	5427205
NFGC-21-384	299	-46	317	658139	5427249
NFGC-21-385	299	-46	290	657961	5427265
NFGC-21-400	299	-46	93	658096	5427274

Table 3: Details of drill holes reported in this release

Queensway 400,000m Drill Program Update

Approximately 37% of the planned 400,000m program at Queensway has been drilled to date with approximately 25,400m of the core with pending assay results. Eleven core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs by the end of Q1 2022.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 95% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated March 2, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 37% complete. The Company is well funded for this program with a current working capital balance of approximately $116 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Craig Roberts"

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: +1 (845) 535-1486

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC